ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

December 9, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Amendment No. 5 to Registration Statement on Form 10 Filed October 21, 2024 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of November 22, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of November 22, 2024, the Company responds as follows:

Amendment No. 5 to Registration Statement on Form 10

General

1. Please revise your disclosure throughout to clarify:

•	your ability to earn revenue prior to obtaining the necessary licenses and highlight your revenue and net losses along with the risk to your business if the licenses to operate are not approved in El Salvador, Thailand, Indonesia, Guatemala, the UAE, Tunisia and any other jurisdictions material to your current business plans or if you are unable to obtain the necessary capital to begin operations;
•	the status of the licenses needed to begin operations, including the status of the digital license agreement with the bank in Thailand along with a description of the material terms of the licensing agreement and the identity of the bank;
•	the wallets that you intend to offer to users of your platform; and
•	when the national DNS service will be launched, as you disclose on page 3 that it is expected to be launched sometime between September 2020 and January 2021

RESPONSE: . We have updated the disclosure. Our revenue projections before we obtain the licenses is minimal. We will have some consulting revenue but our main sources of revenue will be when our licensing allows us to provide the services for digital assets. If we are unable to obtain licenses in the countries we are targeting we will be required to re-evaluate our business plan for viability.

On November 28, 2024 we were issued a license from the Government of El Salvador for Digital service provider of bitcoin. This is the first of two licenses we intend to receive. We are still working with them to receive a Digital Asset Service Provider License.

The license status with the Bank in Thailand is in the negotiation phase. We are currently negotiating with two separate banks that hold licensing and we have signed non disclosure agreements with them. We are choosing the best options for growth and selecting between current offerings that the banks have set up. There are a lot of factors that influence this decision such as current technology used within the banks operations and how easy we estimate our integration will be.

The DNS service was launched with Tunisia. They are currently operating it. We do not recognize revenues from this as it was a project that was done with them and they operate the service independently. We do have the ability to consult with them and earn revenues in the future as disclosed in the disclosure document.

2. We note your response to prior comment 1. Please revise to include disclosure related to your processes and procedures for monitoring your products' compliance with Section 2(a)(1) of the Securities Act. For example, please include disclosure explaining who conducts your Howey test analysis when the need arises, whether your process involves consulting legal counsel and whether your process includes any other steps.

RESPONSE: We have added to the disclosure. We have consulted with our attorney and we will continue to monitor current regulations and changes in regulations and reporting requirements. Our attorney will also be working with outside counsel to monitor the ever changing landscape in respect to digital banking and the crypto markets. We are also working with many attorneys in jurisdictions outside the United States. Our ability to adapt to the changing regulatory environments is critical to the success of our business plan. As we continue forward we will consult on a regular basis with our inside counsel and we will also engage outside counsel to review our strategies to provide their opinion on our compliance with current regulations and guidelines.

Prior Operations

Organizational History, page 2

3. We note your response to prior comment 5. Your disclosure that you do not have ongoing agreements with Tunisia other than your contracting service is inconsistent your disclosure on page 2 that states that "[c]urrently, The Internet Agency of Tunisia (ATI) has partnered with Universa Hub Africa" and that "ATI sign[ed a] 10 year partnership with 'Universa Hub Africa.'" Please revise for clarity and consistency, and please describe the material terms of the agreement, including your obligations in connection with the agreement, how you earn revenues pursuant to the agreement and the termination provisions of the agreement.

RESPONSE: The disclosure has been updated to increase clarity. Our material terms of our agreement moving forward include a consulting and contract rate to provide support to the blockchain when needed. It is not guaranteed that the Tunisian Government will use Universa Hub Africa as their only consultant or contractor. We have provided additional support from time to time and expect to continue to do so. The ten year agreement with ATI is renewable and ATI has agreed to provide hosting services for the platform in exchange for use of the platform.

Potential revenues from this agreement will be realized as contractor work on a case by case basis as requested by ATI. Universa Hub Africa has fulfilled the delivery of the platform and software. There are no further items to be delivered on behalf of either entity other than the ongoing hosting which is provided by ATI. The agreement can be cancelled at any time by either party.

Present Operations, page 7

4. We note your disclosure on page 3 that you have an agreement with a Digital Asset Service Provider in El Salvador that will allow you to tokenize certain assets and commodities. Please disclose the material terms of the Digital Asset Service Provider agreement and include this contract as an exhibit to your registration statement or tell us why this is not necessary

RESPONSE: We are not working with a Digital Asset Service Provider we have applied for the license with CNAD. The National Commission of Digital Assets (CNAD) in El Salvador is a regulatory authority dedicated to overseeing and promoting the development of the digital assets ecosystem.

We have added a description of CNAD to the disclosure. We do not currently have any agreements with El Salvador as stated in the disclosure. We have a pending application to become a digital asset service provider. We additionally received a bitcoin digital service license on November, 28, 2024. This is the first of two licenses we plan to receive. It is also attached as an exhibit.

5. We note your response to prior comment 9. Please describe the material terms of the partnership agreement with Al Khaleej Sugar, including your role in the partnership and how you earn revenue or will earn revenue pursuant to the partnership agreement. In addition, revise to disclose the following:

•	the mechanics of how tokens are exchanged on the Digital Sugar Exchange platform;
•	a description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders;
•	how your platform and the DMCC work together to prevent issues like double spending;
•	to the extent that the sugar exchange is operational, quantitative information regarding the number of transactions recorded and the value of the tokenized Sugar Warrants as compared to the underlying asset; and
•	provide consistent disclosure throughout regarding whether or not you have obtained the necessary licenses to offer your products and services in the UAE. For example purposes only, please see your disclosure on page 5 as compared to your disclosure regarding your partnership with Al Khaleej Sugar and the DMCC.

RESPONSE:

the mechanics of how tokens are exchanged on the Digital Sugar Exchange platform;

The DMCC operates an electronic central registry of ownership of commodities called the Trade Flow (‘Tradeflow’). The platform has been developed with extensive interaction from the DMCC members alongside advice from key regional financiers and commodity owners. The access to the Tradeflow is under the DMCC Tradeflow Corporate Access Agreement dated 11th February 2013 (the ‘Corporate Access Agreement’). This registry uses negotiable electronic title documents called DMCC Tradeflow warrants (‘Warrants’) to provide interested parties with the undisputed proof of ownership and security interests attached to UAE based inventories. The Warrants are issued by storage operators (in the DMCC) in accordance with the DMCC Warrant Rules annexed to Corporate Access Agreement (the ’Warrant Rules‘) and provide evidence of specified goods (quantity and quality) being stored therein. Ownership of DMCC Tradeflow Warrants can be electronically transferred between members using the web-based, secure interface.

a description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders;

The tokenized sugar warrants represent 1 kilo of sugar. The rights of the sugar warrants are listed in the disclosure and can be seen below in the explanation of how we work with DMCC to prevent double spending.

how your platform and the DMCC work together to prevent issues like double spending;

The use of collateral management in trade finance is increasingly seen as a tool that gives financiers a way to reduce and mitigate risk and offers much needed capital relief. With this in mind, the DMCC has developed a pledge structure which allows commodity owners and their financiers to register pledges on the DMCC Tradeflow being collateral in return for working capital financing. The advantage of a pledge for financiers is that it creates a security interest over the assets, allowing them to be used to secure the performance of an obligation, i.e. a trade finance loan. The pledge is created electronically in accordance with the DMCC Security Rules annexed to Corporate Access Agreement (the ‘Security Rules’). The process involves registration of parties as participants with DMCC which is done by way of acceptance of the DMCC Tradeflow Corporate Access Agreement (and all the Rules appended thereto including the Security Rules and Warrant Rules). Each participant (pledgor, storage operator and the finance party) would sign a document called ‘Letter of Adherence’.

Security is created electronically by way of electronic issuance of a standard format Security Notification (as defined in the Corporate Access Agreement) and Security Acceptance (as defined in the Security Rules). In order to enter into subsequent transactions over the DMCC Tradeflow evidencing a pledge over future Warrants (issued by the storage operator as and when additional goods are deposited), the pledgor (as the legal owner) is required to issue a new Security Notification to the DMCC on the DMCC Tradeflow in relation to the new Warrant(s) instructing the DMCC to hold the new Warrant(s) by way of pledge for the pledgee. Upon receipt of the Security Notification on the DMCC Tradeflow, the DMCC would hold the said Warrant for the benefit of the pledgee. The pledgee upon the receipt of the Security Notification is required to issue and transmit the Security Acceptance on the DMCC Tradeflow within seven (7) days of receipt thereof. The creation of security by way of pledge over the Warrant(s) is subject to cancellation by the DMCC without notice if, within seven (7) days after the date of the Security Notification, a Security Acceptance has not been received from the pledgee.

The Security Rules also provide for a close out mechanism which permits enforcement of the pledge by way of sale of the Warrants by the DMCC (and the goods it represents) without recourse to the pledgor or a court order on receipt of a Close Out Settlement Instruction (as defined in the Security Rules) as prescribed in Rule 3 of the Security Rules. However the recognition of the close out mechanism under UAE law requires detailed examination as the concept of “self help” is not recognised under UAE law and an order of a UAE court may be required for enforcement of any security created under any of the security documents. Further, any default by the pledgor may not automatically give the pledgee any right to attach the Warrants (or the goods). It may, however, instruct the DMCC on the DMCC Tradeflow by way of a Security Enforcement Instruction (as defined in the Security Rules) to hold the goods in favour of the pledgee and not to release the same until the successful conclusion of the proceeding or any judgment or appealable order issued by a UAE Court in relation to the pledgor’s default.

The storage operator warrants or guarantees to hold the stored commodity by way of safe custody implying that although they are legally liable for any value lost through theft or damage, they have no legal ownership in them except for the storage operator lien as highlighted below. As such, in case of liquidation, the storage operator’s creditors will be unable to seek recourse to the commodities stored since the legal title remains with the holder of the Warrants – as registered on the DMCC Tradeflow central registry. It is also important to note the Rule 3.3 of the Security Rules which provides the following order of priority in relation to any monies realised pursuant to the enforcement of security:

•	first, in or towards satisfaction of any Storage Operator’s lien which is duly annotated on the relevant Warrant at the time of sale; and
•	second, in or towards satisfaction of all costs, charges and expenses incurred, or payments made, by and evidenced in writing by DMCCA in connection with such sale of the Warrant (or the Goods represented by the Warrant) (including the agency fee referred to in Clause 3.5); and
•	third, in or towards satisfaction of all costs, charges and expenses incurred, or payments made, by and evidenced in writing by the Tradeflow Finance Party in connection with such sale of the Warrant (or the Goods represented by the Warrant); and
•	fourth, in or towards satisfaction of the Secured Obligations to which the relevant Warrant relates; and
•	fifth, as to the surplus (if any), to the person or persons entitled thereto.’

Therefore apart from the cost of the DMCC for the sale of the Warrant (or the Goods represented by the Warrant), the realisation under the pledge documents will also be subject to any limitation arising from the storage operator’s lien over the goods and such lien shall rank ahead of the pledgee’s claim and shall include all lawful storage charges, money claims, insurance, transportation, labour, weighing, coopering and any advertisement charges for auction of the goods in the event of a default. Accordingly, the storage operator may have priority in the insolvency of the pledgor for unpaid rentals and other charges for the storage of goods in their vault.

to the extent that the sugar exchange is operational, quantitative information regarding the number of transactions recorded and the value of the tokenized

Sugar Warrants as compared to the underlying asset; and provide consistent disclosure throughout regarding whether or not you have obtained the necessary licenses to offer your products and services in the UAE. For example purposes only, please see your disclosure on page 5 as compared to your disclosure regarding your partnership with Al Khaleej Sugar and the DMCC;

The licensing for this project is not finalized. There was a beta testing project where the exchange was operated and tested for reliability and ease of use. This test was done in cooperation with Al Khaleej Sugar. The test was successful and we are awaiting the proper licensing in conjunction with Al Khaleej Sugar and the DMCC to proceed with the rollout of the project as a business model. Upon rolling out the project Universa will be paid a transaction fee for each transaction posted on the network. This percentage will be negotiated based on volume and will not exceed 5%.

6. We note your revised disclosure on page 4 that "[t]he custody will be with the government or business providing the token or will be held by the end user in their wallet or stored locally on their personal device." Please revise to clarify what you mean by "end user" and explain whether and how tokens will be restored in the case of a lost device. In this regard, we note your disclosure that "[i]n case of loss of device there is a record that the end user can access by verifying their identity."

RESPONSE: The disclosure has been updated. The custody will be with the government or business providing the token or will be held by the end user. End user is the holder of the token or asset and is the customer of the government or business tokenizing the asset (“end user”) The end user will hold the token in their wallet or stored locally on their personal device.

7. We note your response to prior comment 11. Please disclose the material terms of your agreement with the Bank of Abu Dhabi and the DMCC related to gold tokenization. In addition, disclose how an end-user will be able to prove ownership without the token and how discrepancies between the blockchain and other proofs of ownership will be resolved. Also please revise to clarify what you mean by your disclosure on page 9 that "Network is stored the full history of transactions, including hash of both receiver and sender, which would allow [you] to find all information needed for KYT . . . procedures."

RESPONSE: The disclosure has been updated:

Our material terms of our agreement are not finalized with DMCC or Bank of Abu Dhabi. We expect the material terms to be as follows:

Individuals will be able to purchase gold as described above in token form. This gold will be held by DMCC and Bank of Abu Dhabi. The owner of the gold at that time is the owner of the token.

The seller of the physical gold will be Emirates Gold.

Tokens can be redeemed for the gold and be sent electronically or can be claimed in person at the bank.

Verification of the gold ownership will be tied to the token. Tokens will accompany a serial number of a corresponding gold bar. This record his held as described above including a hash of both receiver and sender meaning all transactions are recognized through our network and ownership chain will show a complete chain of “title” or record of ownership of the corresponding gold.

An owner of a token has ownership rights to the gold. If a person or entity holds this token it will have a completely verifiable background showing they are the rightful owner of the token. This would allow them to claim the gold. If they lose their login there will be terms to verify their identity through our KYC process using SubSum. The process to verify identity will be disclosed to users as they sign up for the platform. They must be able to prove identity with a government issued valid form of identification and they must have the keys given to them when they opened their account.

8. We note your response to prior comment 12 and your added risk factor related to failures of your KYC/AML program. Please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open-source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets (RWA) tokenization” with an explanation specifically focused on the open-source nature of your blockchain and the difficulties inherent to that characteristic when it comes to restricting use.

RESPONSE: We have updated the disclosure. Our open source code will still require the use of our KYC procedures.

It is currently planned to not accept clients from certain jurisdictions. These plans also extend to our open source code of the blockchain. In order to use the blockchain (including the open source version) there will be KYC requirements that ensure individuals meet the necessary criteria to participate in blockchain transactions. These jurisdictions include the United States of America and European Union countries. The KYC process will not allow individuals with passports from these jurisdictions use our services. Additionally if a certain territory or jurisdiction is prohibited from using our service we will be able to adjust our KYC protocols accordingly to prohibit unauthorized access. Our KYC service provides user and business verification, transaction monitoring, fraud prevention, AML screening, and ongoing AML support.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

9. We acknowledge your response to prior comment 19 and your revised disclosure of your present operations on pages 7-9. In your response and disclosure, you disclose a partnership with Al Khaleej Sugar and DMCC to launch the digital sugar exchange - Universa Digital Sugar Trading DMCC - and disclose similar plans regarding your agreement for gold tokenization with NewCo Gold Trading DMCC. Please respond to the following:

•	Clarify for us whether Universa Sugar Trading DMCC and Universa Gold Trading DMCC are distinct legal entities.
•	Describe for us the ownership structure of Universa Sugar Trading DMCC and Universa Gold Trading DMCC and tell us who controls and consolidates the entities. Also, tell us if NewCo Gold Trading DMCC and Universa Gold Trading DMCC are the same entity.
•	Confirm our understanding that the DMCC Tradeflow warrant conveys ownership of the underlying commodities.
•	You disclose in response to prior comment 11 and in your disclosure on page 7 that title of the warrant for sugar and gold is transferred to Universa Sugar Trading DMCC and Universa Gold Trading DMCC, respectively. Clarify for us if you take title of the warrant indirectly through control of Universa Sugar Trading DMCC and Universa Gold Trading DMCC. Additionally, to the extent Universa Sugar Trading DMCC and Universa Gold Trading DMCC are not legal entities, explain to us how those entities are able to take title to warrants. Clarify for us whether any consideration was exchanged at the time title to the warrant was conveyed to Universa Digital Sugar Trading DMCC or will be exchanged at the time the warrant will be conveyed to Universa Gold Trading DMCC.
•	Confirm for us whether the digital token represents legal ownership of the warrant.
•	Clarify for us the legal rights and obligations associated with the warrants and related digital tokens.
•	Tell us which entity sells the tokens to the end user.
•	Explain to us your involvement, if any, with secondary transactions on the digital gold trading platform, and tell us if there is a similar platform for the sugar exchange.

RESPONSE: We have updated the response and added the following to the disclosure:

•	Clarify for us whether Universa Sugar Trading DMCC and Universa Gold Trading DMCC are distinct legal entities.

Universa Digital Sugar Trading DMCC is a legal entity and is formed under license No. DMCC-759128. –

Universa Gold trading has yet to be registered as a legal entity. We will register this entity as part of the licensing process.

•	Describe for us the ownership structure of Universa Sugar Trading DMCC and Universa Gold Trading DMCC and tell us who controls and consolidates the entities. Also, tell us if NewCo Gold Trading DMCC and Universa Gold Trading DMCC are the same entity.

The ownership of Universa Digital Sugar Trading DMCC is controlled 100% by Alexander Borodich. Upon forming the NewCo Gold Trading DMCC it will be controlled 100% by Alexander Borodich. Both of these entities will consolidate financials with United Heritage El Salvador which is owned by Eco Bright Future, Inc.

Our NewCo Gold Trading DMCC will use this warrant as an underlying asset to tokenize and issue digital tokens, where each token represents 1g of raw, stored in the warehouse, guaranteed by this warrant. The NewCo Gold Trading DMCC company and Universa Gold Trading DMCC will be the same entity.

•	Confirm our understanding that the DMCC Tradeflow warrant conveys ownership of the underlying commodities.

Yes the DMCC tradeflow warrant conveys ownership to the owner of the token.

•	You disclose in response to prior comment 11 and in your disclosure on page 7 that title of the warrant for sugar and gold is transferred to Universa Sugar Trading DMCC and Universa Gold Trading DMCC, respectively. Clarify for us if you take title of the warrant indirectly through control of Universa Sugar Trading DMCC and Universa Gold Trading DMCC. Additionally, to the extent Universa Sugar Trading DMCC and Universa Gold Trading DMCC are not legal entities, explain to us how those entities are able to take title to warrants. Clarify for us whether any consideration was exchanged at the time title to the warrant was conveyed to Universa Digital Sugar Trading DMCC or will be exchanged at the time the warrant will be conveyed to Universa Gold Trading DMCC.

Universa Sugar Trading does not indirectly take title of the sugar or gold. The company will provide the token and the asset will be attached to the token as the user takes possession of the token. Universa Digital Sugar is a registered entity the Gold company has yet to be formed officially. We have disclosed clearly in the disclosure that the Gold Company is not formed and we have disclosed the registration number of the Sugar Company in the disclosure document.

•	Confirm for us whether the digital token represents legal ownership of the warrant.

Yes the digital token represents legal ownership of the warrant and therefore legal ownership of the gold or sugar.

•	Clarify for us the legal rights and obligations associated with the warrants and related digital tokens.
•	Tell us which entity sells the tokens to the end user.

The Bank of Abu Dhabi will store the gold. The gold will be purchased from Emirates Gold by the end user. This has been disclosed in the disclosure as well.

•	Explain to us your involvement, if any, with secondary transactions on the digital gold trading platform, and tell us if there is a similar platform for the sugar exchange.

Secondary transactions will be recorded on our network as well if the tokens are transferred to other individuals. This will keep a record at all times of the ownership and the history of ownership. We are not aware of other platforms that are similar to ours currently operating with DMCC.

10. We acknowledge your response to prior comment 20. In your response, you state that, in the future, you will recognize blockchain activities on a consolidated basis. Please clarify what you mean by “blockchain activities” in your response. In addition, given you have previously tokenized sugar and have plans to tokenize gold, explain to us why you do not currently recognize blockchain activities on a consolidated basis.

RESPONSE:

Blockchain activities will include transaction fees and currency conversion fees on transactions posted through our network. This will be recognized when we have these transactions. We currently do not have the transactions as we are waiting for the appropriate licensing in jurisdictions that we will be operating in as described in our disclosure document.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO